SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

CADISTA HOLDINGS INC.

(Name of Subject Company)

JUBILANT GENERICS INC.,

An indirect wholly owned subsidiary of

JUBILANT PHARMA LIMITED

(Name of Filing Persons-(Offeror))

Jubilant Pharma Holdings Inc.

Jubilant Life Sciences Ltd.

Name of Filing Persons-(Other Persons))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

127531 101

(CUSIP Number of Class of Securities)

Arun K. Sharma c/o Jubilant Life Sciences (USA) One Crossroads Drive, Bedminster, New Jersey 07921

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John P. Reilly, Esq.

LeClairRyan

One Riverfront Plaza

1073 Raymond Boulevard

Newark, New Jersey 07102

(973) 491-3600

Calculation of Filing Fee

Transaction Valuation*		Amount of Filing Fee**
$33,253,770		$3,865.00
*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Cadista Holdings, Inc., a Delaware corporation, at a purchase price of $1.60 per share, net to the seller in cash, other than shares of Common Stock owned by Jubilant Pharma Limited, a corporation organized under the laws of Singapore (“Parent”, and a direct wholly owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“JLL”)), or its subsidiaries (including Jubilant Generics Inc., a Delaware corporation). As of November 13, 2014, there were 117,797,180 shares of Common Stock outstanding of which 97,043,574 are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 20,753,606 shares of Common Stock. The transaction value also includes the product of (i) the excess, if any, of the offer price of $1.60 over the per-share exercise price of options to purchase shares of Common Stock that are currently outstanding and (ii) 749,547, the estimated number of shares of Common Stock subject to such options that are currently outstanding.
**	The filing fee was determined by multiplying the transaction value by the filing fee of $116.20 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$3,865.00	Form or Registration No.:	Schedule TO-T
Filing Party:	Jubilant Generics, Inc.	Date Filed:	November 13, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☒	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement originally filed under cover of Schedule TO (“Schedule TO”) with the Securities and Exchange Commission on November 13, 2014 filed by Jubilant Generics Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jubilant Pharma Limited, a corporation organized under the laws of Singapore (“Parent”, and a direct wholly owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“JLL”), and which owns Jubilant Pharma Holdings Inc., a Delaware corporation of which Purchaser is a direct wholly-owned subsidiary). The Schedule TO relates to the offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Cadista Holdings, Inc., a Delaware corporation (“Cadista”), that are not already owned by Parent and its affiliates at a price of $1.60 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated November 13, 2014 (as amended and supplemented, the “Offer to Purchase”), and in the related Letter of Trasmittal, respectively (which together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Schedule TO is incorporated in this Amendment by reference to all of the applicable items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used in this Amendment without definition shall have the meanings specified in Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Item 1 of Schedule TO and Item 1 of Schedule 13E-3.  Summary Term Sheet

The following language is hereby inserted as a new fourth paragraph under “What does the Special Committee and Cadista’s Board of Directors think of the Offer?” of the “Summary Term Sheet” of the Offer to Purchase:

“The assessments, determinations and recommendations of the Special Committee and Cadista’s Board of Directors considered the fairness and advisability of the Offer and the Merger only to the unaffiliated stockholders of Cadista, and did not include as “Unaffiliated Stockholders:” (i) any executive officers or directors of Cadista; or (ii) any other person or entity that might otherwise be deemed an affiliate of Cadista.”

The term “Unaffiliated Stockholders” under “What is your position as to the fairness of the Offer and Merger?” of the “Summary Term Sheet” of the Offer to Purchase is hereby replaced by “unaffiliated stockholders.”

Item 5 of Schedule TO and Schedule 13E-3. Past Contracts, Transactions, Negotiations and Agreements

The following language is hereby inserted at the end of the second paragraph under “Financings” of the “Special Factors-Section 11- Related Party Transactions” of the Offer to Purchase:

“Cadista has extended the maturity date of the 2011 HSL Loan from November 28, 2014 to November 30, 2015.”

The following language is hereby inserted at the end of the fifth full paragraph under “Financings” of the “Special Factors-Section 11- Related Party Transactions” of the Offer to Purchase:

“Cadista has extended the maturity date of the Draximage Loan from August 22, 2014 to August 31, 2015.”

Items 8 Schedule 13E-3. Fairness of the Transaction

The following language is hereby inserted as a third paragraph under “Special Factors – Section 3 – The Recommendation of Cadista’s Special Committee and Cadista’s Board of Directors” of the Offer to Purchase:

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“The assessments, determinations and recommendations of the Special Committee and Cadista’s Board of Directors considered the fairness and advisability only to the unaffiliated stockholders of Cadista, and did not include as unaffiliated stockholders: (i) any executive officers or directors of Cadista; or (ii) any other person or entity that might otherwise be deemed an affiliate of Cadista. Accordingly, when the term “Unaffiliated Stockholders” is used in this Section 3, it should be construed to mean unaffiliated stockholders of Cadista within the meaning of the Exchange Act, and expressly to exclude any executive officers or directors of Cadista or any other person or entity that is an affiliate of Cadista as being an “Unaffiliated Stockholder.”

The following language is hereby inserted at the end of the first paragraph following the last bullet point under “Special Factors – Section 4- Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger” of the Offer to Purchase:

“Jubilant Life Sciences and the Purchaser Group members did not consider the current or historical market prices of Shares. Although the Shares have been registered under the Exchange Act since August 2011, a public trading market for the Shares has never developed. Accordingly, Jubilant Life Sciences and the Purchaser Group members were not able to use the market prices of the Shares as a basis for assessing whether the Offer Price payable to Cadista’s Unaffiliated Shareholders in connection with the Offer and the Merger is fair. Furthermore, none of Jubilant Life Sciences, members of the Purchaser Group or any of their affiliates have purchased any Shares during the past two years, and accordingly, the price paid for such purchases also could not be utilized as a basis for assessing the fairness of the Offer Price.”

The following language is hereby inserted at the end of the last paragraph of “Special Factors – Section 4 – Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger” of the Offer to Purchase:

“Jubilant Life Sciences and the members of the Purchaser Group, after reasonable inquiry, do not believe that any executive officers or directors of Cadista beneficially own any Shares of Cadista or otherwise have the right to acquire any Shares of Cadista, nor that there are any stockholders that may be deemed affiliates of Cadista other than the Purchaser Group and its affiliates. The assessment of Jubilant Life Sciences and the members of the Purchaser Group with respect to the fairness of the Offer and Merger, only considered the fairness to the unaffiliated stockholders of Cadista, and did not include as unaffiliated stockholders: (i) any executive officers or directors of Cadista; or (ii) any other person or entity that might otherwise be deemed an affiliate of Cadista. Accordingly, when the term “Unaffiliated Stockholders” is used in this Section 4, it should be construed to mean unaffiliated stockholders of Cadista within the meaning of the Exchange Act, and expressly to exclude any executive officers or directors of Cadista or any other person or entity that is an affiliate of Cadista as being an “Unaffiliated Stockholder.”

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SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 3, 2014

JUBILANT LIFE SCIENCES LTD.

By:	/s/ Shyam S. Bhartia
Name:	Shyam S. Bhartia
Title:	Chairman & Managing Director

JUBILANT GENERICS INC.

By:	/s/ Arun K. Sharma
Name:	Arun K. Sharma
Title:	Director

JUBILANT PHARMA HOLDINGS INC.

By:	/s/ Hari S. Bhartia
Name:	Hari S. Bhartia
Title:	Director

JUBILANT PHARMA LIMITED

By:	/s/ R. Sankaraiah
Name:	R. Sankaraiah
Title:	Director

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